[Letterhead of BWAY Holding Company]

June 16, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	BWAY Holding Company
Request for Withdrawal of Registration Statement on Form S-3
File No. 333-161070

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, BWAY Holding Company (the “Company”) hereby respectfully requests the withdrawal of its Registration Statement on Form S-3 (Registration No. 333-161070) initially filed with the Securities and Exchange Commission on August 5, 2009, as amended, together with all exhibits thereto (collectively, the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because no securities were ever sold or will be sold under the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Steven J. Slutzky of Debevoise & Plimpton LLP, at (212) 909-6036.

Thank you for your assistance with this matter.

Sincerely, BWAY HOLDING COMPANY

By:	/s/ Kenneth M. Roessler
Name:	Kenneth M. Roessler
Title:	President and Chief Executive Officer